FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-101463

WELLS REAL ESTATE FUND XIV, L.P.

SUPPLEMENT NO. 12 DATED DECEMBER 6, 2004 TO THE PROSPECTUS

DATED MAY 14, 2003

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Fund XIV, L.P., dated May 14, 2003, as supplemented and amended by Cumulative Supplement No. 8 dated April 5, 2004, which included certain information in and superseded all prior supplements to the prospectus, and Supplement No. 11 dated November 22, 2004. When we refer to the “prospectus” in this supplement, we are also referring to Cumulative Supplement No. 8, Supplement No. 11, and Supplement No. 12 to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	The status of the offering of units of limited partnership interest in Wells Real Estate Fund XIV, L.P. (Wells Fund XIV); and

(2)	Legal proceedings involving Wells Capital, Inc. (Wells Capital) and Leo F. Wells, III, our general partners, and Wells Management Company, Inc. (Wells Management), our property manager.

Status of the Offering

Pursuant to the prospectus, we commenced our offering of units in Wells Fund XIV on May 14, 2003. We began operations on July 24, 2003 upon the acceptance of subscriptions for the minimum offering of $1,250,000 (125,000 units). As of December 6, 2004, we had raised a total of $29,762,590 in offering proceeds (2,976,259 units), comprised of $21,724,439 from the sale of 2,172,444 cash preferred units and $8,038,151 from the sale of 803,815 tax preferred units, net of conversions.

Legal Proceedings

Wells Real Estate Fund I Litigation

As previously disclosed in a prior supplement, on or about March 12, 2004, a putative class action complaint (Original Complaint) relating to Wells Real Estate Fund I, a public limited partnership offered for sale from 1984 through 1986 (Wells Fund I), was filed by four limited partners holding B units in Wells Fund I (plaintiffs) against Wells Fund I and our general partners, Leo F. Wells, III and Wells Capital, who are also the general partners of Wells Fund I, as well as Wells Investment Securities, Inc. (WIS), our dealer manager, and Wells Management (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04-A-2791 2). The plaintiffs filed the Original Complaint purportedly on behalf of all limited partners holding B units of Wells Fund I as of January 15, 2003. The Original Complaint alleged, among other things, that (a) during the offering period (September 6, 1984 through September 5, 1986), the general partners, WIS, and Wells Fund I negligently and fraudulently made false statements and material omissions in connection with the initial sale of the B units to investors of Wells Fund I by making false statements and omissions in sales literature relating to the distribution of net sale proceeds to holders of B units; (b) the general partners and Wells Fund I negligently and/or fraudulently misrepresented and/or concealed disclosure of, among other things, alleged discrepancies between such statements and provisions in the partnership agreement for a period of time in order to delay such investors from taking any legal, equitable or other action to protect their investments in Wells Fund I; (c) Mr. Wells and Wells Management breached an alleged contract arising out of a June 2000 consent solicitation to the limited partners; and (d) the general partners and Wells Fund I breached fiduciary duties to the limited partners. On June 3, 2004, the Court granted the plaintiffs’ motion to permit voluntary dismissal, and the Original Complaint was dismissed without prejudice.

On or about November 24, 2004, a second putative class action complaint (Complaint) was filed by the plaintiffs against Wells Fund I, our general partners, and Wells Management (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04A-13051 6). Our general partners and Wells Management were served with the Complaint on or about November 30, 2004. The plaintiffs filed the Complaint purportedly on behalf of all limited partners holding B units of Wells Fund I as of January 9, 2002. The Complaint alleges, among other things, that the general partners breached their fiduciary duties to the limited partners by, among other things, (a) failing to timely disclose alleged inconsistencies between sales literature and the partnership agreement relating to the distribution of net sale proceeds; (b) engaging in a scheme to fraudulently conceal alleged inconsistencies between sales literature and the partnership agreement relating to the distribution of net sale proceeds; and (c) not accepting a settlement offer proposed by a holder of A units and a holder of A and B units in certain other litigation naming Wells Fund I as a defendant, in which other litigation the court subsequently granted summary judgment in favor of Wells Fund I. The Complaint also alleges that misrepresentations and omissions in an April 2002 consent solicitation to the limited partners caused that consent solicitation to be materially misleading. In addition, the Complaint alleges, among other things, that the general partners and Wells Management breached an alleged contract arising out of a June 2000 consent solicitation to the limited partners relating to a waiver of deferred management fees.

The plaintiffs seek, among other remedies, the following: judgment against the general partners, jointly and severally, in an amount to be proven at trial; punitive damages; disgorgement of fees earned by the general partners directly or through their affiliates; a declaration that the consent obtained as a result of an April 2002 consent solicitation is null and void; enforcement of an alleged contract arising out of the June 2000 consent solicitation to waive Wells Management’s deferred management fees; and an award to plaintiffs of their attorneys’ fees, costs and expenses. The Complaint states that Wells Fund I is named only as a necessary party defendant and that the plaintiffs seek no money from or relief at the expense of Wells Fund I. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, an adverse outcome could adversely affect the ability of Wells Capital and Mr. Wells to fulfill their duties as our general partners.